

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020206

NO ACT
P.E 12-21-01

February 7, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Re: AT&T Corp.
Incoming Letter dated December 21, 2001

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to AT&T by Robert D. Morse. We also have received a letter from the proponent dated December 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717



John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-[illegible]08

December 21, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Robert D. Morse
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Robert D. Morse (the "Proponent") by letter received by the Company on October 11, 2001[1]. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

[1] On October 1, 2001, the Company received two Proposals from Proponent. On October 4, 2001 the Company notified Proponent of this deficiency. On October 11, 2001, the Company received the Proposal, which was one of the two proposals initially submitted.

The Company would appreciate the Staff's response to its request prior to January 16, 2002 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2002.

The Proposal requests that Management and Directors "change the format of the Proxy Material in the two areas which are not fair to the shareholders: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(2).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(2) SINCE THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE STATE AND FEDERAL LAWS TO WHICH IT IS SUBJECT.

The Proposal, if implemented, would cause the Company to violate state and federal laws to which it is subject. First, the Proponent requests that the format of the Proxy Material regarding director nominees be changed to reflect an "AGAINST" vote. Federal Proxy Rule 14a-4(b)(2) states that:

> " A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) An instruction in bold-face type which

indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or

(iv) Any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee. Such form of proxy also may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such group of nominees. Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type."

The Company's proxy cards (a copy of the Company's 2001 Annual Meeting proxy card is attached) comply with Federal Proxy Rule 14a-4(b)(2) by providing a box in which a shareholder may withhold its vote from all nominees and a space identified in bold type where a shareholder can withhold its vote from specific nominees. The Proposal, if implemented, would require the Company to format its proxy cards in a manner inconsistent with federal law and therefore may be omitted. See Niagara Mohawk Power Corp., March 11, 1993 (proposal requesting proxy card be changed to provide for a vote "AGAINST" a director nominee).

Instruction 2 to Proxy Rule 14a-4(b)(2) does state that"[i]f applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." The Company is incorporated under the laws of the State of New York, as was Niagara Power Corp. in the no-action precedent cited above. There is no New York authority of which the Company is aware that would give legal effect to votes cast against a nominee.

Accordingly, the exception in the Instruction does not apply. As noted by the company in Niagara Mohawk Power Corp., supra, the Commission has limited the permissibility of the "against" vote to the specific instance set forth in Instruction 2 because an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders.

Second, the Proposal also requests that the Company "remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management". According to Proxy Rule 14a-4(b)(1), "[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case." The Company's proxy card is consistent with this Rule. Section 609 of the New York Business Corporation Law provides that "[e]very shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy." New York law recognizes that a proxy may confer discretionary authority, even when it is executed in blank or fails to specify the particular meeting at which shares can be voted. See White v. N.Y. State Agricultural Society, 45 Hun 580 (1887) (resolution prohibiting proxies being voted at certain meetings violated state law). If the Company were to implement the Proposal, the rights of the Company's shareholders under New York law to authorize third persons to act for them by proxy would be denigrated. See First Empire State Corp., January 26, 1978 (proposal that unmarked proxies not be counted); see also Mellon Bank Corp., January 27, 1999 (proposal recommending proxy balloting be tabulated by votes voted in favor and opposed only).

In sum, the Company believes that the first part of the Proposal, if implemented, would cause it to violate federal law and the second part, if implemented, would cause it to violate New York state law.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(2).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson
Senior Attorney

Enclosures

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 7, 2001

Joseph P. Gallagher, Mgr.
Office of the Corporate Secretary
AT&T Corporation
295 N. Maple Avenue
Basking Ridge, NJ 07920

Dear Mr. Gallagher:

Thank you for the reminder. I know that only one proposal could be presented to the Stockholders <u>in the proxy</u>, but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paper. work all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to prior to a ruling, Neither did they respond to a request that perhaps three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

AT&T is a fine Company and I have no grudge, only against the "system" used by most firms in their proxies.

Thanks again.

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
AT&T Corporation
205 North Maple Ave.
Basking Ridge, NJ 07920

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse



September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL-SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

AT&T

AT&T Corp.
c/o Proxy Services
P.O. Box 9398
Boston, MA 02205

116th Annual Meeting of Shareholders
Wednesday, May 23, 2001
9:30 a.m. local time
Cincinnati Convention Center
Ballroom Level - Third Floor
525 Elm Street
Cincinnati, Ohio 45202
(Travel Directions on
Reverse Side of Card)

ADMISSION TICKET

Please present this ticket for admittance of shareholder(s) named below.

VOTE BY TELEPHONE OR INTERNET

Your telephone or Internet vote authorizes the Proxy Committee to vote your shares in the same manner as if you marked, signed, and returned your proxy card. **For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the card.**

TELEPHONE: CALL **1-800-273-1174** from any touch-tone telephone...**ANYTIME.**

- To vote as your Board of Directors recommends on **ALL** items. . . **PRESS 1.**
- If you prefer to vote on each of the 11 items separately. . . . . **PRESS 0.**

ITEM 1: To vote **FOR ALL** nominees...**PRESS 1**; to **WITHHOLD FROM ALL** nominees...**PRESS 9**; to **WITHHOLD FROM AN INDIVIDUAL** nominee...**PRESS 0.**

NOMINEES: **(01) C.M. Armstrong, (02) K.T. Derr, (03) M.K. Eickhoff, (04) W.Y. Elisha*, (05) G.M.C. Fisher, (06) D.V. Fites*, (07) A. B. Hostetter, Jr., (08) R.S. Larsen, (09) J.C. Malone*, (10) D.F. McHenry, (11) L.A. Simpson, (12) M.I. Sovern, (13) S.I. Weill, (14) M. Yoshikawa*, and (15) J.D. Zeglis*.**

***It is contemplated that these nominations would be withdrawn, or that nominees would resign from the Board of Directors, upon the completion of certain business transactions as disclosed in the AT&T Proxy Statement.**

ITEM 2: To vote **FOR**...**PRESS 1**; to vote **AGAINST**...**PRESS 9**; to **ABSTAIN**...**PRESS 0.**
(The voting instructions are the same for all remaining items to be voted upon).

INTERNET: THE WEBSITE IS **http://att.proxyvoting.com/**

ELECTRONIC ACCESS TO PROXY MATERIALS

For your convenience, AT&T is providing shareholders with an opportunity to electronically access, view, and download the AT&T Annual Report and Proxy Statement via the AT&T Investor Relations Website at http://www.att.com/ir. With this fast and easy electronic access feature, shareholders will no longer receive paper copies of these documents. To sign-up for Electronic Access, please mark the *Electronic Access* Box below, or follow the instructions provided when you vote by telephone or Internet.

DETACH CARD IF MAILING. IF YOU HAVE VOTED BY TELEPHONE OR INTERNET, DO NOT RETURN YOUR PROXY CARD.

X **Please mark votes as in this example.**

Your Directors recommend a vote "FOR" items 1, 2, 3, and 4, and "AGAINST" items 5, 6, 7, 8, 9, 10, and 11.

Item	FOR ALL nominees	WITHHOLD FROM ALL nominees
1. Election of Directors	☐	☐

FOR ALL EXCEPT the following nominee(s): ______________________

Item	FOR	AGAINST	ABSTAIN
2. Ratification of Auditors	☐	☐	☐
3. Approve Charter Amendment	☐	☐	☐
4. Approve Employee Stock Purchase Plan	☐	☐	☐
5. Political Non-Partisanship	☐	☐	☐
6. Executive/ Officer Bonuses	☐	☐	☐
7. Stock Compensation	☐	☐	☐
8. Director Candidates	☐	☐	☐
9. Executive Compensation Review	☐	☐	☐
10. Employee Pension Plan	☐	☐	☐
11. Equal Opportunity Statement	☐	☐	☐

Electronic Access ☐ (I prefer to access the annual report and proxy statement electronically).

Discontinue Duplicate Annual Report ☐

I/We plan to attend the Annual Meeting. ☐

Signature(s): ______________________________ Date ____________, 2001

Please sign this proxy as name(s) appears above and return it promptly whether or not you plan to attend the annual meeting. If signing for a corporation or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you do attend the annual meeting and decide to vote by ballot, such vote will supersede this proxy.

(SEC No-Action Letter)

***1 Niagara Mohawk Power** Corporation
Publicly Available March 11, 1993

LETTER TO SEC

January 8, 1993

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Re: Shareholder Proposal

Ladies and Gentlemen:
On behalf of our client, Niagara Mohawk Power Corporation, a New York corporation (the "Company"), we respectfully submit, according to Rule 14a- 8(d), six (6) copies of Mr. Ralph A. Marsello's shareholder proposal along with its supporting statement and six (6) copies of a letter of counsel stating both the factual and legal reasons why the omission of the shareholder proposal is proper in this particular case. Because the Company will not be filing its definitive proxy statement and form of proxy until March 31, 1993, this request letter is timely under Rule 14a-8(d).
Copies of this letter and the letter by counsel are being sent by registered mail concurrently herewith to Mr. Ralph A. Marsello.
Should there be any questions regarding any of the foregoing, please call Bob Winge, Esq. at (212) 858-1234 or me.

Sincerely,
David M. Boyhan
WINTHROP, STIMSON, PUTNAM & ROBERTS
One Battery Park Plaza
New York, NY 10004-1490
Telephone: 212-858-1000

ENCLOSURE

January 8, 1993

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Re: Niagara Mohawk Power Corporation--Shareholder Proposal of Mr. Ralph A. Marsello
Securities Exchange Act of 1934: Rule 14a-8

Ladies and Gentlemen:
Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"), our client, Niagara Mohawk Power Corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "Proxy Materials") for its 1993 Annual Meeting a proposal (the "Proposal") submitted by Mr. Ralph A. Marsello (the "Proponent") by letter dated November 30, 1992, for the reasons hereinafter set forth. The Proposal is attached as

Exhibit A to this letter. In accordance with Rule 14a- 8(d), enclosed are six (6) copies of the Proposal, and six (6) copies of this letter giving the reasons why this Proposal may properly be omitted.
On behalf of the Company, we request that the staff of the Division of Corporation Finance (the "Division") respond to this letter by stating that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its Proxy Materials.
The Proposal seeks to change the format of shareholder proxy cards (the "Proxy Cards"). Presently, the Proxy Cards provide that a shareholder may either (a) vote for, or (b) withhold authority to vote for a nominee director. The Proposal, if implemented, would require that the Company eliminate the "withhold" option on the Proxy Card. Instead, the Proposal specifies that a shareholder's option to "withhold" on the Proxy Card be replaced with an option to vote "against" a nominee director.
*2 We submit that the Proposal, if implemented, would require the Company to format Proxy Cards in a manner inconsistent with federal law, and therefore may be omitted pursuant to Rule 14a-8(c)(2). Rule 14a-8(c)(2) provides that a proposal which, if implemented, "would require the registrant to violate any ... federal law" may be omitted. The Proposal, if implemented, would require the Company to format Proxy Cards in a manner inconsistent with Rule 14a-8(b)(2) of the Exchange Act. Rule 14a-4(b)(2) states that:
A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
(i) a box opposite the name of each nominee ... to indicate that authority to vote for such nominee is withheld; or
(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or
(iii) designated blank spaces in which the shareholder may enter names of nominees ... the security holder chooses to withhold authority to vote; or
(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
Requirements as to Proxy. 17 C.F.R. § 240.14a-4(b)(2) (1992).
In interpreting Rule 14a-4(b)(2), the Commission has stated that:
[A]s adopted, rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee.

Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 SEC Docket 997, 999 (No. 16, December 4, 1979).
Furthermore, according to the Commission, Rule 14a-4(b)(2) only permits withholding of votes (as opposed to votes directed against a nominee director) because:
the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term "withhold authority" has been substituted in the rule.
Id. at 12. Thus, Rule 14a-4(b)(2) does not contemplate any method by which a shareholder may disagree with the election of a director nominee, other than the withholding of authority to vote for such nominee.
In the event "that certain jurisdictions may give legal effect to votes cast against a nominee," the Commission has permitted the option of providing for a vote "against" on a proxy card. Id. (referring to Strong v. Fromm Laboratories, Inc., 77 N.W.2d 389 (Wis.1956)). In those instances:
*3 [i]f applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee.

Requirements as to Proxy. 17 C.F.R. § 240.14a-4(b)(2) (Instruction 2) (1992).
The Company is a New York corporation. Unlike Wisconsin, there is no New York authority stating that votes cast against a nominee director will have any "legal effect." Therefore, this exception to Rule 14a-4(b)(2) does not apply, and the proposed change to the Company's Proxy Card, if implemented, will cause the Company to format its Proxy Card in manner inconsistent with the requirements of Rule 14a-4(b)(2). The Proposal may therefore be omitted pursuant to Rule 14a-8(c)(2).
For the reasons given above, we respectfully request that the Division not recommend any enforcement action from the Commission if the Proposal is omitted from the Company's Proxy Materials for the 1993 Annual Meeting. We are sending the Proponent a copy of this letter, and are advising him of the Company's intent to exclude his Proposal from the Proxy Materials. If the Division disagrees with the Company's conclusion that the Proposal may be omitted from the 1993 Proxy Materials, we request the opportunity to confer with the staff of the Division prior to the final determination of the Division's position. Should you have any questions regarding this no-action request, please call me at (212) 858-1234.

Very truly yours,
Robert J. Winge

ENCLOSURE

November 30, 1992

Niagara Mohawk Power Corp.
300 Erie Blvd., West
Syracuse, N.Y. 13202
Attn: Mr. Harold J. Bogar

PROPOSAL TO CHANGE STOCK HOLDERS PROXY CARDS

Voting for Directors presently read, A Vote For or To Withhold. I Reccommend to change WITH HOLD to to read AGAINST.
At the present time the STOCK HOLDERS do not have a choice to VOTE against the DIRECTORS. To vote WITH HOLD is not a vote AGAINST but abstaining.
This obtion should be granted to have a clear choice to vote against the proposed Directors if desired. The PROXY CARDS shoould refleck this change, for the Stock Holders Meeting.

Stock Holder
Ralph A. Marsello

ENCLOSURE

March 9, 1993

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Re: Niagara Mohawk Power Corporation--Shareholder Proposal of Mr. Ralph A. Marsello

Ladies and Gentlemen:
On January 8, 1993 we submitted a letter on behalf of our client, Niagara Mohawk Power Corporation

(the "Company"), requesting no-action with respect to a shareholder proposal submitted by Ralph A. Marsello, a shareholder of the Company.
We hereby advise you that the statement made at the bottom of page three of that letter which reads: "Unlike Wisconsin, there is no New York authority stating that votes cast against a nominee director will have any 'legal effect.' ",
*4 may be relied upon by you as an opinion of counsel pursuant to Rule 14a- 8(d) of the Exchange Act of 1934, as amended.
This letter is furnished by us as counsel to the Company in respect of the shareholder proposal of Mr. Ralph A. Marsello, is solely for your benefit, and may not be relied upon or circulated to any other person without our prior written consent.

Very truly yours,
Winthrop, Stimson, Putnam & Roberts

SEC LETTER

s -- / Rule 14a-8

March 11, 1993

Publicly Available March 11, 1993

RE: Niagara Mohawk Power Corporation
Incoming letter Dated January 8, 1993 and March 9, 1993
The proposal recommends that the Company's proxy card be changed to provide for a vote "Against" a particular director-nominee rather than only providing a means whereby a vote concerning the director-nominee be withheld.
There appears to be some basis for the view that the proposal may be excluded from the Company's proxy materials under Rule 14a-8(c)(2). That provision allows the omission of a proposal that, if implemented, would require the Company to violate a federal law. In this regard, the staff notes the opinion of Company counsel that the proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials.

Sincerely,

William H. Carter
Special Counsel

Securities and Exchange Commission (S.E.C.)
1993 WL 71493 (S.E.C. No - Action Letter)
END OF DOCUMENT

IN THE MATTER OF THE PETITION OF WILLIAM W. WHITE AND OTHERS, APPELLANTS, v. THE NEW YORK STATE AGRICULTURAL SOCIETY AND OTHERS, RESPONDENTS.

Right to vote by proxy for officers of the New York State Agricultural Society — the power of members cannot be limited by resolution — 1871, chap. 131, sec. 3 — presumption as to the authority of a proxy to fill in a blank left by the maker.

Section 3 of chapter 131 of 1871, renewing the charter of the New York State Agricultural Society, provides "that only life members of said society, who shall have become such at least thirty days prior to the election, and no other persons, shall be entitled to vote for officers of said society, but such life members shall be entitled to vote at all elections for officers thereof by proxy."

At the annual meeting for the election of officers, held on January 19, 1887, and before the voting was commenced, the following resolution was passed: "That no proxy shall be voted on at any meeting of this society, unless showing, within itself, that it was specifically intended to be used at such meeting." Under this resolution votes offered by persons present holding proxies from life members were rejected, which would, if counted, have elected the ticket which was defeated.

Held, that, as the resolution sought to place a limit upon the power given by the member to his proxy, it was repugnant to the provisions of the charter, which provided that a life member should be entitled to vote at *all* elections for officers thereof by proxy, and was void.

Objections were taken by the respondents on the hearing to some of the proxies, upon the ground that the name of the proxy was left in blank by the maker of the power, and that the blank was filled in by the holder of the proxy immediately before the election.

Held, that while this fact, if proved, might make a case in which the maker of the power might challenge its completeness (*Chauncey* v. *Arnold*, 24 N. Y., 330; *Dutchess & Col. R. R. Co.* v. *Mabbett*, 58 id., 397; *Burns* v. *Lynd*, 6 Allen, 305), yet, in the absence of any challenge by the maker of the power, the presumption obtained that the name of the proxy was written in the blank by the authority of such maker. (*Matter of Cecil*, 36 How. Pr., 477; *Commercial Bank of Buffalo* v. *Kortright*, 22 Wend., 348.)

The question as to whether votes offered by an agent of the proxy were admissible was not examined.

APPEAL from an order heretofore made at the Albany Special Term, denying an application made by the petitioners for a re-election of certain officers of the New York State Agricultural Society, under part 1, chapter 18, title 4, section 6 of the Revised Statutes.

The New York State Agricultural Society held its annual meeting for the election of officers January 19, 1887. The charter of the society provides that only life members, who have been such thirty days prior to election, are entitled to vote, and that such members are entitled to vote by proxy. Before balloting, the following resolution was offered and passed: "That no proxy shall be voted on at any meeting of the society, unless showing, within itself, that it was specifically intended to be used at such meeting." The petitioners offered to vote on 127 proxies of absent life members, which were refused and not counted by the direction of the presiding officers, as being excluded by the resolution above named. If the votes so offered by the petitioners had been received, the defeated candidates would have received a majority and would have been elected.

De Witt & Spoor, for the appellants.

Nathaniel C. Moak, for the respondents.

LANDON, J.:

By the renewal of the charter of the New York State Agricultural Society (Laws 1871, § 3, chap. 131), it is provided "that only life members of said society, who shall have become such at least thirty days prior to the election, and no other persons, shall be entitled to vote for officers of said society, but such life members shall be entitled to vote at *all* elections for officers thereof by proxy." Any such member could, therefore, appoint his proxy and give him unlimited power "to vote at all elections for officers thereof."

The resolution of the society sought to place a limit upon the power given by the member to his proxy. Such resolution being repugnant to the statute was void. If the votes offered by the proxies had been received, the persons declared elected would have been defeated and the opposition ticket elected. Objection is now taken by the respondents to some of the powers of attorney. If we grant that the proof shows that the name of the proxy was left in blank by the maker of the power, and the blank was filled by the holder of the proxy immediately before the election, a case might be presented in which the maker of the power might challenge its completeness. (*Chauncey* v. *Arnold*, 24 N. Y., 330; *Dutchess, etc., R. R. Co.*, v. *Mabbett*, 58 id., 397; *Burns* v. *Lynde*, 6 Allen, 305.) In the absence, however, of any challenge by the maker of the power, the presumption obtains that the name of the proxy was written in the blank by the authority of such maker. (*Matter of Cecil*, 36 How. Pr., 477; *Commercial Bank of Buffalo* v. *Kortright*, 22 Wend., 348.) We need not inquire whether the votes offered by an agent of the proxy were admissible, since whether received or rejected, the result would not be changed.

The order should be reversed, with ten dollars costs and disbursements, and the motion to set aside the election and to order a new election granted, with ten dollars costs.

The order to be settled.

LEARNED, P. P.; WILLIAMS, J., concurred.

Order reversed, with ten dollars costs and printing disbursements, and motion to set aside election and to order new election granted, with ten dollars costs; order to be settled by LANDON, J.

---

* SARAH E. BAUCUS, APPELLANT, v. JAMES BARR AND OTHERS, RESPONDENTS.

Executor's bond — when the sureties are not liable for a debt due from the executor to the testator with which he is charged under section 13 of 2 Revised Statutes, p. 84.

The Court of Appeals having held that James Barr, as an executor of George Stover, deceased, should, although he was wholly insolvent at the time of the testator's death, and still remained so, be charged with the amount of his own note, which the testator held against him at the time of his death, as for so much money in his hands, and that he should apply and distribute the same in the payment of debts and legacies and among the next of kin, as part of the personal estate of the deceased, a decree was entered by the surrogate directing this to be done. An execution issued upon this decree having been returned wholly unsatisfied, the plaintiff, a creditor of the deceased, brought this action against Barr and the sureties upon his bond to recover the amount due to him.

Held, that the sureties were not liable for a breach of the condition of the bond given by them, providing that the executor would faithfully execute the trust reposed in him, and obey all orders of the surrogate touching the administration of the said estate.

Baucus v. *Stover* (89 N. Y., 1) distinguished and followed.

* Decided May, 1885. The judgment on appeal to the Court of Appeals was affirmed by that court on the opinion of the Special and General Terms in this case. —[Rep.

(SEC No-Action Letter)

*1 **First Empire State** Corporation
Publicly Available January 26, 1978

LETTER TO SEC

January 11, 1978

Securities and Exchange Commission
Division of Corporation Finance
500 North Capitol Street
Wasington, D.C. 20549
RE: Intention to Omit Shareholder Proposals
Received Pursuant to SEC Rule 14a-8
from the Proxy Statement of First Empire
State Corporation

Gentlemen:
Enclosed, together with four additional copies of this letter, are five copies of a letter received by First Empire State Corporation ('First Empire') from shareholders Gary M. Klein, Frances Pettapiece and Helene Davis Baltz (the 'proponents') notifying this Corporation of their intention to present two proposals for action at First Empire's forthcoming Annual Meeting of Shareholders, and requesting that the two resolutions and statements of reasons for their introduction as set forth in the letter be included in the proxy statement to be sent on behalf of management in connection with the Annual Meeting of Shareholders.
For the reasons discussed hereinafter and in the supporting opinion letter of counsel dated January 9, 1977, five copies of which are also enclosed, the management of First Empire believes that both of these proposals may properly be omitted from its proxy statement and form of proxy pursuant to subparagraph (c) of Rule 14a-8.
Proposal #1 (Management Proxy Card). Management asserts that this proposal, and the statement given in support thereof, may properly be omitted from management's proxy statement and form of proxy for the reasons that:
(a) The proposed resolution is unclear and incapable of precise interpretation, particularly in its use of such terms as 'every single item up for ratification by the Stockholders.' Moreover, the coupling of the word 'request' with the term 'take the necessary steps' creates uncertainty as to whether the resolution, if adopted, is to be interpreted as a suggestion or as a binding directive on the part of stockholders.
(b) For the reasons set forth in the enclosed opinion letter of counsel, under the laws of First Empire State Corporation's domicile (New York State), the proposal is not a proper subject for action by shareholders in that its effect would be to limit the power of stockholders to vote their shares by proxy in contravention of New York law, and may therefore properly be omitted pursuant to subparagraph (c)(1) of Rule 14a-8 (see the enclosed supporting opinion of counsel).
(c) To the extent that the proposal would mandate that a 'for' and 'against' choice be indicated on management's proxy card with respect to 'every single item up for ratification', it might be deemed to be in contravention and limitation of the Commission's own proxy rules and regulations, and, in particular, of subparagraphs (b) and (c) of Rule 14a-4, which clearly require that a means be provided whereby authority to vote for the election of directors may be withheld under certain circumstances, and permit the conferral of discretionary authority to vote with respect to certain specified matters.
*2 Furthermore, the proponents' statement in support of this resolution is both false and misleading

within the meaning of Rule 14a-9 insofar as it clearly and erroneously creates the impression that proxies and ballots are indistinguishable and, more importantly, that proxy solicitations conducted previously by First Empire and otherwise than in the manner called for by the proposed resolution are a denial of 'democratic processes' and the 'unalienable rights of stockholders'. Taken as a whole, the supporting statement would, at best, mislead other stockholders as to the purpose of proxy solicitations generally, and of solicitations on behalf of management in particular. At worst, it amounts to a charge, without any factual foundation, that management has engaged in improper or illegal conduct in connection with its proxy solicitations (cf. the Note to Rule 14a-9).

Proposal #2 (Scheduling of Annual Meeting of Shareholders). Management's intention to omit the second proposal set forth in the proponents' letter is based on the following reasons:

(a) Aside from the fact that this second resolution, like the first, presents the difficult question of whether it is to be interpreted as a direction or a suggestion, it would, if adopted, leave the Board of Directors of First Empire with the equally difficult question of determining what the term 'any financial institution having one or more banking offices in the County of Erie, State of New York' encompasses. Even if its use of the word 'banking' were interpreted to limit the far broader term 'financial institution', a literal reading of this entire clause would bring within its scope even nonlocal banks which might have but a single office in Erie County.

Above and beyond the problem of determining what 'financial institutions' are to be looked at before scheduling First Empire's Annual Meeting, the practical import of the resolution would be to restrict First Empire's ability to schedule its Annual Meeting until such time as all other financial institutions, whether public or private and whether or not bound by the same advance preparation and notice requirements as this Corporation, have scheduled their meetings. The need to consult other corporations as to their annual meeting dates (which, it might be noted, may vary considerably from one year to the next and may even be amended from time to time within a single given year) not only poses extraordinary administrative problems but also eliminates the desired ability of both the Corporation and its shareholders to predict when the Annual Meeting will be held. The management therefore believes that this second proposal would be beyond First Empire's power to effectuate and may therefore properly be omitted from its proxy statement and form of proxy pursuant to subparagraph (c)(6) of Rule 14a-8.

(b) It is clear from a reading of the statement made in support of this proposal that its purpose is to redress a personal grievance on the part of its proponents against First Empire State Corporation and its management. There can be no question but that the proposal, even if it could be effectuated, would serve the interests of only that extremely small number of this Corporation's stockholders who not only attend First Empire's Annual Meeting in person, but who also own stock in and desire to personally attend the annual meetings of other financial institutions in this area. (It is worth noting, at least parenthetically, that most corporations are not constrained to hold their annual meetings in a place where their principal or business offices are located. There is therefore, no assurance that even those financial institutions which have their principal offices in Erie County will hold their annual meetings here; nor is there a likelihood that financial institutions headquartered outside of Erie County will do so.)

**3* It would be unfair to suggest (as management here does not) that the scheduling of First Empire's Annual Meeting is any more a deliberate attempt to accommodate a particular group of shareholders than it is, as the proponents' supporting statement would seem to indicate, an attempt to disadvantage the proponents. Indeed, of the '365 possible dates' which the proponents apparently feel are available for the holding of First Empire's Annual Meeting, there is no date which would not pose an inconvenience to some of the Corporation's stockholders. What is suggested, therefore, is that the best method of accommodating First Empire's stockholders generally, is to provide some degree of relative certainty and consistency as to the scheduling of each year's Annual Meeting. That advantage is presently offered by First Empire's Bylaws [FN1] but, for reasons already explained, would be virtually negated by an implementation of this resolution.

FN1 Article I, Section 1 of First Empire's Bylaws provides, in pertinent part, that the annual meeting of shareholders shall be held 'on the third Wednesday in April in each year or at such other date within the period of 60 days next succeeding such date as the Board of Directors shall determine.' In fact, the Annual Meeting has been held on the third Wednesday in April of each year since the time of First Empire's incorporation in 1969.

End of FN.

It is therefore clear that both the purpose and effect of this proposal would be to redress what the proponents perceive as a personal grievance against this Corporation. As such, management believes it may properly omit this proposal pursuant to subparagraph (c)(4) of Rule 14a-8.
(c) It is equally clear that it is neither the business nor could it be the responsibility of this Corporation to be submissive to, much less bound by, the interests of its shareholders in other corporations. Management therefore asserts that this proposal may also be omitted on the basis of subparagraph (c)(5) of Rule 14a-8 insofar as its 'deals with a matter that is not significantly related to the issuer's business.'
For the reasons stated above, First Empire intends to omit the first of the proponents' resolutions pursuant to subparagraphs (c)(1) and (3) of Rule 14a-8, and the second such resolution pursuant to subparagraphs (c)(4), (5) and (6) of that Rule. We would appreciate your confirming to us that you concur in this action.

Very truly yours,

FIRST EMPIRE STATE CORPORATION
By /s/ Dennis C. Smith
Vice President

ENCLOSURE

December 12, 1977

Mr. William F. King, Secretary
First Empire State Corporation
One M & T Plaza
Buffalo, New York 14240

Dear Mr. King:
Pursuant to Rule X-1, of the Securities and Exchange Commission, this letter is formal notice to the management of First Empire State Corporation that at the coming annual meeting of 1978, Gary M. Klein, who is the owner of 5 shares of the Corporation's Common Stock, and/or Frances Pettapiece, who is the owner of no less than 200 shares of Common Stock, and/or Helene Davis Baltz, who is the owner of no less than 10 shares of Common Stock (management is requested to provide the exact amount of shares held by Ms. Pettapiece and by Ms. Baltz) will cause to be introduced from the floor the following resolutions.
***4** We ask that if the management intends to oppose these resolutions, that our names, addresses, as above in the case of Gary M. Klein, 201 Lisbon Avenue, Buffalo NY 14215 in the case of Frances Pettapiece, and 96 Montrose Avenue, Buffalo NY 14214 in the case of Helene Davis Baltz, together with number of shares owned by each of us as recorded upon the stock ledger of the Corporation, be printed in the proxy statement, together with the text of the resolutions and the statement of introduction for each resolution. We also ask that the substance of each resolution be included in the notice of the annual meeting.

#1. RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps so that all future proxy solicitations by the management offer Stockholders a choice; For or Against every single item up for ratification by the Stockholders. Furthermore, proxies shall only be counted in favor of ratification if marked For, and proxies shall only be counted against ratification if marked Against, and unmarked proxies shall count neither For, nor Against.
REASONS: The democratic processes which this country relies upon should not be set aside at an annual meeting. Proxy ballots should be counted in the same manner as when voting on Election Day; a mark must be made for each and every vote to be cast, the simple closing of the curtain does not affect the final outcome by itself.
Stockholders should not allow their unalienable rights to be taken away from them, under any circumstance.
If you AGREE, please mark your proxy FOR this resolution, otherwise it is automatically cast against it.
#2. RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to change the annual meeting date and time so that it will not conflict with the annual meeting date of any financial institution having one or more banking offices in the County of Erie, State of New York.

REASONS: The date and times of First Empire's annual meeting in each of the past your years have conflicted with those of a local banking firm. Stockholders should be able to attend as many meetings as possible, especially when many banks have had problems, and reduced or eliminated cash dividends. With 365 possible dates for an annual meeting, there is no need to select a date which will conflict with another local banking firm's choice of annual meeting dates, especially when the other firm's choice of dates predates the formation of First Empire State Corporation.
The annual meeting is the only opportunity for most stockholders to question management face-to-face.
If you AGREE, please mark you proxy FOR this resolution, otherwise it is automatically cast against.

Sincerely,
Gary M. Klein
*5 Frances Pettapiece
Helene Davis Baltz

ENCLOSURE

January 9, 1978

First Empire State Corporation
One M & T Plaza
Buffalo, New York 14240
RE: Omission of Shareholder Proposals
Under SEC Rule 14a-8

Gentlemen:
You have requested my opinion as to whether a proposal submitted by certain of your stockholders for inclusion in the Corporation's proxy material for its 1978 Annual Meeting of Stockholders may be omitted from the proxy material pursuant to SEC Rule 14a-8(c)(1) under the Securities Exchange Act as a proposal which, under the laws of New York State, is not a proper subject for action by stockholders.
Specifically, the proposal as set forth in a letter to the Corporation dated December 12, 1977 from

shareholders Gary M. Klein, Frances Pettapiece and Helene Davis Baltz (the 'proponents'), reads as follows:

RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps so that all future proxy solicitations by the management offer Stockholders a choice; For or Against every single item up for ratification by the Stockholders. Furthermore, proxies shall only be counted in favor of ratification if marked For, and proxies shall only be counted against ratification if marked Against, and unmarked proxies shall count neither For, nor Against.

In my opinion, and for the reasons stated hereinafter, the above proposal is not a proper subject for stockholder action under the laws of New York State and may properly be omitted from the Corporation's proxy material pursuant to subparagraph (c)(1) of SEC Rule 14a-8.

First Empire State Corporation is a New York business corporation, having been incorporated under the laws of the State of New York in December 1969, As such, this Corporation is subject to the provisions of the New York Business Corporation Law, to include BCL § 609 which provides for the exercise by stockholders of their voting rights by proxy. Section 609, the full text of which is attached to this letter, provides in pertinent part as follows:

'(a) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.'

The succeeding subsections of $609 (see attached) prescribe the only limitations applicable to a duly-executed proxy, and none of those subsections can be read to include or permit the limitation which is sought to be imposed by proponents' resolution.

I note with considerable interest the fact that resolutions of precisely the same import and expressed in language almost identical to the resolution here in question have been omitted from the proxy materials of other corporations on the ground that they were improper subjects for stockholders action under the laws of other states. In at least one such case (J.P. Morgan & Co., Inc., CCH Federal Securities Law Reporter, Transfer Binder '72-'73, at ¶79,247), both the proposal in question and the statute (§ 212(b) of the Delaware General Corporation Law) cited as the basis for its omission were virtually indistinguishable from those here being considered. I further note that the Commission's Division of Corporation Finance took a no-action position with respect to the omission of that proposal, stating that 'There appears to be some basis for your (counsel's) opinion that the proposal may be omitted under Rule 14a-8(c)(1).' It further appears that the Division's no-action position in the J.P. Morgan & Co. case was consistent with its position on similar proposals considered previously (e.g., cf., Union Electric Co., CCH Federal Securities Law Reporter, Transfer Binder '57-'61, at ¶76,648).

*6 Inasmuch as I concur in the opinion of counsel given in the J.P. Morgan case, I would re-emphasize that a proxy is both distinct and distinguishable from a ballot, and has the singular purpose and effect of creating an agency relationship between the stockholder, as principal, and the proxy, as agent. Subject only to the express limitations set forth in § 609 of the Business Corporation Law, the validity of the instrument whereby the agency relationship created is dependent only upon its due execution by the stockholder principal. Similarly, votes cast by the agent on behalf of his principal must be counted as valid provided the agent, in so voting, acts within the scope of the authority conferred on him by his principal.

I know of no provision under New York law which would require that the instrument creating the proxy designate the manner in which the shares represented by the proxy are to be voted. Nor, in this same regard, am I aware of any provision of New York State law which would permit shares voted by an agent, within the scope of the authority granted him by his principal in a duly-executed and otherwise valid proxy, to be counted as invalid by reason of the instrument's failure to make such a designation. To the contrary, New York law has long recognized and approved the conferral of discretionary authority upon a proxy, even when the proxy instrument is executed in blank or otherwise fails to specify the particular meeting at which the shares can be voted (White v. N.Y. State Agricultural Society, 45 Hun 580 (1887), wherein the Court held, among other things, that a resolution which would have prohibited proxies from being voted at certain meetings, unless the proxy specifically stated that it was intended to be used at the particular meeting in question, was in violation of state law).

Inasmuch as the proposal in question would seek to invalidate votes cast pursuant to unmarked but otherwise validly executed proxy instruments, I believe one effect of the proposal would be to limit unlawfully a stockholders right to confer discretionary authority on his proxy. For this reason and the reasons hereinabove stated, it is my opinion that the proposal is invalid and ineffective under New York law, and, therefore, is not a proper subject for action by stockholders of First Empire State Corporation.

I understand that you may wish to submit this opinion to the Securities and Exchange Commission and I consent to your doing so.

Very truly yours,
Robert I. Millonzi

SEC LETTER

1934 Act / s 14a / Rule 14a-8

January 26, 1978

Publicly Available January 26, 1978

Mr. Dennis C. Smith
Vice President
First Empire State Corporation
One M & T Plaza
Buffalo, New York 14240
Re: First Empire State Corporation

Dear Mr. Smith:

This is in regard to your letter dated January 11, 1978 concerning a request made of First Empire State Corporation (the 'Company') by Gary M. Klein, Frances Pettapiece and Helene Davis Baltz to include two shareholder proposals in the Company's proxy soliciting material for the 1978 annual meeting of security holders scheduled to be held on April 19, 1978. Pursuant to Rule 14a- 8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the Company's proxy material. Your letter also enclosed an opinion of counsel on certain legal questions encompassed by the management's position on one of the proposal.

*7 The proposals and related supporting statements, as submitted by the proponents, rend as follows:

#1. RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps so that all future proxy solicitations by the management offer Stockholders a choice; For or Against every single item up for ratification by the Stockholders. Furthermore, proxies shall only be counted in favor of ratification of marked For, and proxies shall only be counted against ratification if marked Against, and unmarked proxies shall count neither For, nor Against.

REASONS: The democratic processes which this country relies upon should not be set aside at an annual meeting. Proxy ballots should be counted in the same manner as when voting on Election Day; a mark must be made for each and every vote to be cast, the simple closing of the curtain does not affect the final outcome by itself. Stockholders should not allow their unalienable rights to be taken away from them, under any circumstances.

If you AGREE, please mark your proxy FOR this resolution, otherwise it is automatically cast against it.

#2. RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to change the annual meeting date and time so that it will not conflict with the annual meeting date of any financial institution having one or more banking offices in the County of Erie, State of New York.

REASONS: The date and times of First Empire's annual meeting in each of the past four years have conflicted with those of a local banking firm. Stockholders should be able to attend as many meetings as possible, especially when many banks have had problems and reduced or eliminated cash dividends. With 365 possible dates for an annual meeting, there is no need to select a date which will conflict with another local banking firm's choice of annual meeting dates, especially when the other firm's choice of dates predates the formation of First Empire State Corporation.

The annual meeting is the only opportunity for most stockholders to question management face-to-face.

IF YOU AGREE, please mark your proxy FOR this resolution, otherwise it is automatically cast against.

In your letter you have expressed the opinion that proposal No. 1 is excludable from the Company's proxy material under subparagraphs (c)(1) and (c)(3) of Rule 14a-8 and also under Rule 14a-9, and that proposal No. 2 is excludable under subparagraphs (c)(4), (c)(5) and (c)(6) of Rule 14a-8, and you cite certain reasons in support of these views.

In the opinion of counsel attached to your letter, the view is expressed that the second sentence of the proposal may be properly omitted from the Company's proxy material under Rule 14a-8(c)(1) on the ground that it is not a proper subject for action by stockholders under the laws of New York, the Company's domicile. In this regard, counsel cites Section 609 of the New York Business Corporation Law, which provides in paragraph (a) that

**8* '(a) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.'

Counsel goes on to state that in his view 'one effect of the proposal would be to limit unlawfully a stockholder's right to confer discreationary authority on his proxy.'

There appears to be some basis for your opinion and that of your counsel, that the last sentence of proposal No. 1 may be omitted from the Company's proxy material under Rule 14a-8(c)(1), since it would require that the Company's security holders, in order to have their proxies counted in the vote on a matter described in the proxy material, specifically mark their proxies for or against the matter, with the result that the ability of security holders to give a discretionary proxy would be eliminated in contravention to their rights under the state law of New York.

It is your opinion that the first sentence of proposal No. 1 may be omitted from management's proxy material in reliance upon Rule 14a-8(c)(3) which states that a proposal may be omitted if it is contrary to any of the Commission's proxy rules and regulations. In this regard, it is your view that the first sentence of proposal No. 1 may be excluded because it contradicts Rules 14a- 4(b), in that that rule provides that the persons solicited must be afforded the opportunity to specify a choice between approval or disapproval of each matter intended to be acted upon, other than elections to office. Rule 14a- 4(b)(2) provides further that where the form of proxy provides for the election of director, and for action on other matters, the form of proxy shall provide a means by which the shareholders may withhold authority to vote for the election of directors. As the first sentence of proposal No. 1 would apply to elections to office, there appears to be some basis for your opinion that that sentence may also be excluded from the Company's proxy material.

Under the circumstances, this Division will not recommend any action to the Commission if the management omits proposal No. 1 from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative basis for omission upon which you rely.

You are of the opinion that proposal No. 2 relates to a personal claim or grievance on the part of the proponents and may therefore be omitted from management's proxy material under Rule 14a-8(c)(4). It is your view that the subject resolution is a result of the desire of a small number of the Company's stockholders to personally attend the annual meetings of other financial institutions in your area. This Division is unable to conclude that the proposal may be properly omitted under Rule 14a-8(c)(4). We note that the proposal to change the date of the annual meeting is of general interest to all of the shareholders of the Company and we are unable to conclude that you have demonstrated that this proposal is directly related to a personal grievance of the proponents. Accordingly, we do not believe that the management may rely on Rule 14a-8(c)(4) as a basis for omitting this proposal.

*9 This Division also does not agree with your opinion that proposal No. 2 may be omitted under Rule 14a-8(c)(5) or Rule 14a-8(c)(6). It is your view that the Company's business is not bound by the interest of its shareholders in other corporations. However, in determining the applicability of subparagraph (c)(5) of Rule 14a-8 to the instant proposal, we do not believe that one can look solely to the motivation behind the proposal, but rather one must look at the substance of the proposal. It is the view of this Division that the date on which the Company intends to hold its annual meeting of shareholders is a matter that is significantly related to its business. Furthermore, we do not agree that the proposal, if implemented, would require action which is beyond the power of the Company to effectuate. In this regard, it would appear that your position concerning potential adverse consequences of compliance with the proposal would be more appropriately dealt with by the Company in its statement opposing adoption of the proposal. Accordingly, we do not believe that the management may rely on Rules 14a-8(c)(5) and (c)(6) as a basis for ommiting proposal No. 2.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which were furnished to us. The enforcement judgment the staff has reached does not and cannot purport to 'adjudicate' the merits of the Company's posture in this matter. Only a district court can decide whether the Company is obligated to include the instant proposals in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission with respect to the omission of the first proposal does not preclude the proponents, or any shareholder of the Company, from pursuing any rights they may have against the Company in a district court, should the management omit the first proposal from the Company's proxy material.

Sincerely,

William E. Morley
Special Counsel

Securities and Exchange Commission (S.E.C.)
Fed. Sec. L. Rep. P 81,544, 1978 WL 13055 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 Mellon Bank** Corporation
Publicly Available January 27, 1999

LETTER TO SEC

December 28, 1998

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Mellon Bank Corporation - Commission File No. 1-7410
Omission of Shareholder Proposal - J.F. Quilter

Dear Sir or Madam:
By letter dated December 16, 1998, Mellon Bank Corporation ("Mellon") indicated its intention to omit from its proxy materials for its 1999 Annual Meeting a proposal and supporting statement (the "Proposal") submitted by J.F. Quilter (the "Proponent"). This letter is written in response to the Proponent's letter dated December 17, 1998 in which the Proponent cites Pacific Gas and Electric Company (available January 23, 1997) ("PG&E") as support for the inclusion of the Proposal.
We do not view PG&E as inconsistent with the positions urged in our previous letter. First, unlike the Proposal, the proposal in PG&E did not apply to elections to office. As regards its application to matters other than elections, it is true that the proposal there, like the Proposal, would have mandated a system of counting (and not counting) votes that would have been equally applicable to both management and nonmanagement proxies. However, in seeking to exclude the proposal, the company argued only that the proposal was not a proper subject for shareholder action under California law because it would interfere with authority of the Board of Directors and eliminate the ability of shareholders to give a discretionary proxy. It was neither pointed out that the proposal's mandated vote counting system would have applied equally to nonmanagement proxies, nor was it argued that the proposal would therefore have required the company to violate state law by disregarding the votes of properly appointed nonmanagement proxies.
We thus believe that the Staff's response in PG&E should be taken as nothing more than a continuation of the principle established in the Centerior, Ohio Edison and Rubbermaid letters that a proposal is not an improper subject for shareholder action where it seeks merely "to limit the scope of the proxy authority that could be exercised by management." The proposal here is not so limited and therefore may be properly excluded under Rule 14a-8(i)(2) as its implementation would require Mellon to violate state law.

Very truly yours,
Carl Krasik
Associate General Counsel and Secretary
MELLON BANK CORPORATION
Legal Department
One Mellon Bank Center
Room 1910

Pittsburgh, PA 15258-0001
(412) 234-5222 Office

ENCLOSURE

December 17, 1998

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH ST. NW
JUDICIARY PLAZA
WASHINGTON, DC 20549

Dear Commission.
Mellon Bank Corporation in its letter of December 16, 1998 indicated that it objects to inclusion of my proposal regarding the counting of unmarked ballots for its 1999 annual meeting of stockholders *2 Attached is a copy of a letter of January 23, 1997 from Joseph K. Pascale of your office which did not concur with a request of PG&E for omitting a similar proposal.
To my knowledge in 1998 the following corporations included without objection such a proposal in their notice of annual meeting and counted the returns.

Catellus Development Corp.

Tenneco Corp

It is my hope that you will continue with Mr. Pascale's position and permit Mellon Bank to include my proposal.
J.F. Quilter

ENCLOSURE

December 16, 1998

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Mellon Bank Corporation
Commission File No. 1-7410
Omission of Shareholder Proposal - J.F. Quilter

Dear Sir or Madam:
Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, Mellon Bank Corporation, a Pennsylvania corporation ("Mellon"), is submitting this notice of its intention to omit from its proxy statement and form of proxy for its 1999 Annual Meeting of Shareholders a proposal (the "Proposal") submitted by J.F. Quilter ("the Proponent").
Mellon's 1999 Annual Meeting is scheduled to be held on April 20, 1999, and definitive copies of the 1999 Proxy Statement are expected to be filed on or about March 9, 1999.

I. BACKGROUND

By letter dated September 22, 1998 (attached as Exhibit A), the Proponent requested that Mellon include the Proposal in its 1999 Proxy Statement as follows:
"Proposed Stockholders annual meeting proxy item:

CORPORATE DEMOCRACY

WHEREAS it is the usual practice for annual stockholders' meeting announcements to include a statement to the effect that if no direction is made the proxy will be voted for the nominations made or positions held by management.
This clouds the voting results as to votes for directors and auditors, does not accurately reflect the desires of voting stockholders and skews the results. In a political election it would be tantamount to counting votes of those who do not vote as being in favor of the incumbent.
THEREFORE it is resolved that the shareholders recommend that the Board of Directors take the necessary action to cause proxy balloting on nominees and items contained in the notice of the annual meeting to be tabulated for each nominee and proposal as in favor, opposed, abstain and returned unmarked. The decision shall be determined by the number of those voted in favor and opposed. Unmarked ballots shall be considered only for the demonstration of a quorum.
For each nominee and proposal, stockholders shall be advised of the official results in the normal course of communication with stockholders."
Mellon believes that the Proposal may be excluded pursuant to paragraphs (2), (3) and (6) of Rule 14a-8(i) because the Proposal, if implemented, would cause Mellon to violate Pennsylvania law and the Commission's proxy rules and because, to the extent the Proposal is intended to apply to proxies solicited by persons other than Mellon, Mellon would lack the power or authority to implement the Proposal.
3 To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

II. ANALYSIS

A. The Proposal, if implemented, would violate Pennsylvania law.

The essence of the Proposal is to require a shareholder, in order to cast a valid vote by proxy, not only to validly appoint a proxy but also to direct the proxy as to the manner in which his or her shares are to be voted on each nominee and proposal. The consequence of a shareholder's failure to provide such direction is that the shareholder will be disenfranchised, as his or her proxy, though validly appointed under state law, will be unable to cast a vote on behalf of the shareholder.
As relevant to the Proposal, Section 1759 of the Pennsylvania Business Corporation Law ("Pa BCL") contains the following provisions regarding the appointment and authority of proxies:

"§ 1759. Voting and other action by proxy.

(a) General rule.--
(1) Every shareholder entitled to vote at a meeting of shareholders ... may authorize another person to act for him by proxy.
(2) The presence of, vote or other action at a meeting of shareholders ... by a proxy of a shareholder shall constitute the presence of or vote or action by, ... the shareholder for purposes of this subpart.
(b) Execution and Filing. Every proxy shall be executed in writing by the shareholder or by his duly authorized attorney-in-fact and filed with the secretary of the corporation." (15 Pa.C.S. §1759).
Under Section 1759 of the Pa BCL, a shareholder of a Pennsylvania corporation has a right to appoint another to act as his proxy at a meeting of shareholders. The only requirements to the exercise of this

right are that the appointment of the proxy be executed in writing by the shareholder and filed with the secretary of the corporation. If a proxy has been so appointed, Section 1759(a)(2) requires that the corporation recognize any vote or other action by the proxy as the vote or other action by the shareholder. Section 1759 leaves no basis for the corporation to impose any additional requirements before it will recognize the validity of any vote cast by a validly appointed proxy, as for example the imposition of the requirement contained in the Proposal that the appointment filed with the corporation direct the proxy as to the manner in which the shareholder's shares are to be voted.

The business corporation laws of many states contain provisions on the appointment of and voting by proxies which are similar to Section 1759 of the Pa BCL. The conclusion that such statutory provisions do not permit a corporation to impose additional conditions before recognizing the validity of a vote cast by a duly appointed proxy is so obvious and compelling that for many years it seemed beyond question that shareholder proposals seeking to impose such conditions could properly be excluded under the predecessor of Rule 14a-8(i)(2) because their implementation would require the corporation to violate state law. Union Carbide Corp. (available February 11, 1985) (applying New York law); First Empire State Corp., 1978 SEC No-Act LEXIS 524 (available January 26, 1978) (applying New York law); Allegheny Airlines, Inc. (available March 13, 1974) (applying Delaware law); Pan American World Airways, Inc. (available March 13, 1973) (applying New York law); Ford Motor Company (available March 1, 1973) (applying Delaware law); American Brands, Inc. (available February 8, 1973) (applying New Jersey law); J.P. Morgan & Co., Inc., 1972-73 CCH Fed. Sec. L. Dec. ¶ 79,247 (available January 1, 1973) (applying Delaware law); In the Matter of Union Electric Co. 1957-61 CCH Fed. Sec. L. Dec. ¶ 76,648 (Holding Company Act Release No. 13,962, March 26, 1959) (applying Missouri law).

**4* Beginning in 1993, however, the Staff issued a series of letters which, while not mentioning any of the earlier letters, apparently reached a contrary conclusion. Centerior Energy Corporation (available January 1, 1995); Rubbermaid Incorporated (available December 15, 1994); Ohio Edison Company (available February 15, 1994); Rubbermaid Incorporated (available January 6, 1993).

The most recent such letter, Centerior Energy Corporation, appears to contain the best explanation of the rationale for the apparent shift in the Staff's position. The shareholder proposal in that letter was as follows:

"BE IT RESOLVED That in future proxies of this company, there will be no discretionary power of voting by the named proxy-holder on any issue where no direction has been given, including any issue 'which may properly come up at the meeting.'" (emphasis supplied).

Citing a provision of Ohio law similar to Section 1759 of the Pa BCL, the Company argued that the proposal could be excluded under the predecessor of Rule 14a-8(i)(2) because it would require the company to violate the statutory right of a shareholder to confer discretionary authority on a duly appointed proxy. It was further argued that the proposal was excludable under the predecessor of Rule 14a-8(i)(3) because it was contrary to the authorization of discretionary proxy voting contained in Rule 14a-4(b)(1). In rejecting these arguments, the Staff chose to view the proposal not as a limitation on the state-law statutory right of a shareholder to appoint a discretionary proxy, but rather solely as a limitation on the ability of management to solicit discretionary voting authority:

"The Division is unable to concur in your view that the Proposal is inconsistent with state or federal law and therefore excludable under Rule 14a-8(c)(2). Additionally, the Division is unable to concur in your view that the Proposal is beyond the power of the Company to effectuate. In the staff's view, the proposal would serve to limit the scope of the proxy authority that could be exercised by management. Further, the cited provisions of state and federal law permit, rather than mandate, the discretionary voting of proxies by management. Thus, we do not believe that the proposed elimination of discretionary voting is inconsistent with these provisions.

Similarly, the Division is also unable to concur in your view that the proposal would violate Rule 14a-8(c)(3) because it is contrary to Commission proxy rule 14a-4(b)(1). Rule 14a-4(b)(1) permits, rather than mandates, the discretionary voting of proxies by management. Accordingly, we are unable to concur in your view that the supporting statement may be omitted from the Company's proxy

materials in reliance on Rule 14a-8(c)(3)."
The shareholder proposal in Centerior Energy Corporation and the identical proposal in the second Rubbermaid Incorporated letter were limited on their face to proxies "of this company." While the proposal in the first Rubbermaid Incorporated letter and the identical proposal in Ohio Edison Company were somewhat less clear, it is apparent from the following statement in the first Rubbermaid letter that the Staff chose to view them as so limited:
*5 "The Division is unable to concur in your view that the proposal is inconsistent with discretionary voting under rule 14a-4(c) or state law and therefore excludable under rule 14a-8(c)(1), (c)(2) or (c)(3). In the staff's view, the cited provisions of federal and state law permit, rather than mandate, the discretionary voting of proxies by management. Thus we do not believe that the proposed elimination of discretionary voting is inconsistent with these provisions." (emphasis supplied).
Unlike the proposals in those letters, the Proposal under consideration here is not, and cannot be construed as, limited to a restriction on the proxy authority that may be solicited by management. It mandates a system of counting (and not counting) proxy votes which would apply equally to proxies solicited by management, to proxies solicited by other parties or to an unsolicited proxy which a shareholder might give to a relative or attorney to attend and vote at an annual meeting on his or her behalf:
"[P]roxy balloting on nominees and items contained in the notice of the annual meeting [shall] be tabulated for each nominee and proposal as in favor, opposed, abstain and returned unmarked. The decision shall be determined by the number of those voted in favor and opposed.
Unmarked ballots shall be considered only for the demonstration of a quorum."
First Empire State Corp., supra, clearly illustrates the distinction between a proposal which may be construed as merely an attempt to limit the proxy authority which management may solicit and a proposal which seeks to mandate a method of counting votes which would require the corporation to violate a shareholder's statutory right to confer discretionary voting authority upon his or her proxy. The proposal considered in that letter provided:
" # 1. RESOLVED: That the Stockholders of First Empire State Corporation assembled at the annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps so that all future proxy solicitations by the management offer Stockholders a choice: For or Against every single item up for ratification by the Stockholders. Furthermore, proxies shall only be counted in favor of ratification if marked For, and proxies shall only be counted against ratification if marked Against, and unmarked proxies shall count neither For, nor Against."
As discussed below, the first sentence of this proposal, which was clearly limited to a restriction upon proxy solicitation by management, was permitted to be excluded because, as applied to elections of directors, it would have required the company to violate Rule 14a-4(b). The second sentence, which like the Proposal here mandated a vote-counting method equally applicable to management and non-management proxies, was found to be excludable because it would have eliminated the ability of shareholders to give a discretionary proxy, and this, in the opinion of counsel, would have violated their rights under New York law:
*6 "There appears to be some basis for your opinion and that of your counsel, that the last sentence of proposal No. 1 may be omitted from the Company's proxy material under Rule 14a-8(c)(1), since it would require that the Company's security holders, in order to have their proxies counted in the vote on a matter described in the proxy material, specifically mark their proxies for or against the matter, with the result that the ability of security holders to give a discretionary proxy would be eliminated in contravention to their rights under the state law of New York."
Like the proposal in First Empire State Corporation, and unlike the proposals in the Centerior, Rubbermaid and Ohio Edison letters, implementation of the Proposal under consideration here would not only limit Mellon's ability to solicit a discretionary proxy but would require Mellon to refuse to count the votes of both management and non-management proxies [FN1] validly appointed under Pennsylvania law unless the shareholder, in appointing his or her proxy, had directed the proxyholder as to the manner in which the shareholder's shares were to be voted.

FN1. Although there is no basis in the Proposal to interpret its required vote- counting method as applicable only to management proxies, it bears noting that even if it could be so interpreted, its implementation would not only lead to absurd results but could also require Mellon to violate state law. Suppose, for example, that in a contested vote, a shareholder executes proxies in favor of both management and the insurgents. The management proxy bears a later date but although signed, does not also bear a check mark in the "For" or "Against" boxes. Under the Proposal, as so interpreted, Mellon would be required to disregard the later dated management proxy for any purpose other than the demonstration of a quorum and therefore would be required to count the earlier dated proxy given to the insurgents. Not only is this result absurd as regards what was clearly the intent of the shareholder, it would in my opinion also require Mellon to violate Section 1759 of the Pa BCL as it would impose a condition on a shareholder's ability to revoke a non-management proxy which is not permissible under the statute.

End of FN.

As discussed above, it is my opinion that the imposition by Mellon of this additional condition to the exercise of a shareholder's statutory right to vote by proxy would violate Section 1759 of the Pennsylvania Business Corporation Law. Therefore, it is also my opinion that the Proposal may properly be excluded from Mellon's proxy materials under paragraphs (2) and (6) of Rule 14a-8(i) because its implementation would require Mellon to violate state law and would thus be beyond Mellon's power to effectuate.

B. The Proposal, if implemented, would violate the Commission's Proxy Rules.

The Proposal would require that in elections of directors:
"proxy balloting on nominees ... be tabulated for each nominee ... as in favor, opposed, abstain and returned unmarked. The decision shall be determined by the number of those voted in favor and opposed."
*7 Mellon believes that implementing the Proposal's voting requirements for elections of directors would require Mellon to violate Rules 14a-4(b) and 14a-9 of the Commission's proxy rules and that, therefore, Mellon may properly omit the Proposal under Rule 14a-8(i)(3).
In elections of directors, Pennsylvania law, like that of most other states, gives no effect to votes against a nominee or to abstentions. Rather, Section 1758(b) of the Pa BCL provides that: "The candidates receiving the highest number of votes ... up to the number of directors to be elected ... shall be elected." 15 Pa.C.S. § 1758(b).
In recognition of the fact that state laws generally do not give effect in elections to negative votes or abstentions, Rule 14a-4(b)(1) provides that a form of proxy shall provide means "to specify by boxes a choice between approval or disapproval of, or abstention with respect to each matter referred to therein as intended to be acted upon, other than elections to office." (emphasis supplied). Similarly, Instruction 2 to the Rule provides that a means for shareholders to vote against a nominee shall be provided only "if applicable state law gives legal effect to votes cast against a nominee."
Of course, it could be argued that the fact that Rule 14a-4(b) does not require that a proxy card provide a means for a shareholder to vote against or to abstain with respect to nominees for election to office does not necessarily mean that the Rule would be violated if a proxy card were to provide such choices in lieu of the opportunity to withhold voting authority mandated by the Rule. However, in First Empire State Corp., supra, the only letter we have been able to locate raising this question, the registrant was permitted to exclude a proposal mandating "For" and "Against" choices in all matters, including elections to office, on the basis of its counsel's opinion that implementation of the proposal would require the registrant to violate Rule 14a-4(b): [FN2]

FN2. It should be noted that the issue of violation of Rule 14a-4(b) was not involved in the Centerior, Rubbermaid or Ohio Edison letters as, unlike the Proposal here, none of the proposals involved in those letters purported to apply to elections of directors.

End of FN.

"It is your opinion that the first sentence of proposal No. 1 may be omitted from management's proxy material in reliance upon Rule 14a-8(c)(3) which states that a proposal may be omitted if it is contrary to any of the Commission's proxy rules and regulations. In this regard, it is your view that the first sentence of proposal No. 1 may be excluded because it contradicts Rule 14a-4(b), in that that rule provides that the persons solicited must be afforded the opportunity to specify a choice between approval or disapproval of each matter intended to be acted upon, other than elections to office. Rule 14a-4(b)(2) provides further that where the form of proxy provides for the election of directors and for action on other matters, the form of proxy shall provide a means by which the shareholders may withhold authority to vote for the election of directors. As the first sentence of proposal No. 1 would apply to elections to office, there appears to be some basis for your opinion that that sentence may also be excluded from the Company's proxy material."

*8 The reasons for this are quite apparent. Where state law gives no effect to a vote against a nominee or to an abstention, to include these choices would be misleading, in violation of Rule 14a-9.

Nor could the Proposal be made to comply with Rules 14a-4(b) and 14a-9 by replacing the "against" and "abstain" boxes with the opportunity to "withhold authority" mandated by Rule 14a-4(b), but maintaining the Proposal's requirement that the shareholder check the "For" box in order for his or her vote to be counted. Where a proxy card seeks authority to vote for the nominees named in the card, the act of signing and returning a proxy card without withholding the authority to vote for a nominee named on the card permits to only one possible interpretation, namely that the proxy giver intended to grant such authority. Thus, while Rule 14a-4(b) requires that a means be provided to withhold authority to vote for each nominee, there is no requirement to provide a box to vote "for" any nominee:

"Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type."

Where a shareholder signs and returns a proxy card seeking authority to vote for specified nominees, to also require that a shareholder check the "For" box in order for his or her vote to be counted would serve no purpose other than to mislead shareholders who did not appreciate the fact that the company was imposing this unusual and unnecessary additional requirement. No matter how many boldface warnings Mellon might put on its proxy card in an attempt to prevent this from occurring, given prevailing custom and the purposelessness of the additional requirement, it is a virtual certainty that there would be a number of shareholders who would be so misled and as a result would be disenfranchised when they thought they had cast a valid vote.

In Mellon's view, to require it to so mislead its shareholders would be to require it to violate Rule 14a-9.

For these reasons, it is my opinion that the Proposal may be properly omitted under paragraphs (2) and (3) of Rule 14a-8(i) because the Proposal, if implemented, would require Mellon to violate Rules 14a-4(b) and 14a-9 of the Commission's proxy rules.

III. NO ACTION REQUEST

The Staff is hereby requested to confirm to Mellon that it will not recommend to the Commission that any enforcement action be taken against Mellon if the Proposal is omitted from Mellon's proxy materials for its 1999 Annual Meeting. Should the Staff determine not to provide such confirmation, Mellon respectfully requests that the undersigned be notified and given an opportunity to discuss this

decision with the Staff.
Enclosed pursuant to Rule 14a-8(j)(2) are six copies of the Proposal and five additional copies of this letter. As required by Rule 14a-8(j)(2), a copy of this letter is also being sent to the Proponent.
*9 Please call me at (412) 234-5222 or, in my absence, Ann Sawchuck, Associate Counsel, at (412) 234-1549 if there are any questions concerning this request.

Very truly yours,
Carl Krasik
Associate General Counsel and Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 27, 1999

Publicly Available January 27, 1999

Re: Mellon Bank Corporation
Incoming letter dated December 16, 1998
The proposal recommends that "proxy balloting" be tabulated as in favor, opposed, abstain and returned unmarked, and be decided by the votes in favor and opposed.
There appears to be some basis for your view that Mellon may exclude the proposal from its proxy materials under rule 14a-8(i)(2) since it would require that a security holder, in order to have any proxy counted in the vote on a matter described in the proxy materials, specifically mark that proxy for or against a matter, with the result that the ability of security holders to give a discretionary proxy would be eliminated in contravention of their rights under Pennsylvania law. Accordingly, we will not recommend enforcement action to the Commission if Mellon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mellon relies.

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be

taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
1999 WL 38279 (S.E.C. No - Action Letter)
END OF DOCUMENT


AT&T

295 North Maple Avenue
Basking Ridge, NJ 07920

October 4, 2001

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This is in response to your letter of September 27 addressed to Office of the Secretary, which we received on October 1, regarding your request for the inclusion of a shareholder proposal in the 2002 Notice of Annual Meeting and Proxy Statement. Your letter has been referred to me because matters of this kind fall within my area of responsibility.

As you know, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

AT&T's transfer agent, EquiServe, has verified that you have continuously held more than $2,000 of AT&T's securities for at least one year from the date you submitted the shareholder proposals. You have also provided AT&T with a written statement that you intend to continue to hold the securities beyond the next shareholder meeting.

As you may be aware, SEC Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. However, in your correspondence you have included a proposal and an alternate proposal substitue.


Recycled Paper

Therefore, in accordance with the SEC regulation that I have referenced, you have fourteen days from receipt of this notice to correct the deficiency and respond to AT&T on this matter.

Very truly yours,



Joseph P. Gallagher – Manager
Office of the Corporate Secretary

Via FedEx

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 26, 2001

Securities and Exchange Commission.
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
AT&T Corporation
Letter of December 21, 2001
Rules: 14a-8 [i] [2], 14a-4{b}[2], etc.

Ladies and Gentlemen:

I wish to make the following opening statement:

AT&T Corporation, as well as others in prior years are taking advantage of unfair Rules, and sub-sections of the S.E.C. Rules. These facts have been called to the attention of your governing body by me in past mailings.

1. The "Rules" are not laws, but a "procedural process", therefore it is permissible to bypass or ignore same when shown to be discriminatory or more favorable to one party at the expense of another.

   Pg. 2, last par.: " A form of proxy—shall clearly provide means—for security holders to withhold authority to vote, etc.
   [I] A box---to indicate—is withheld.
   [ii] An instruction---to indicate—withhold---by lining through—the name, etc.
   [iii] Designated blank spaces—security holder may enter names—chosen to withhold authority, etc.
   [iv] Any other similar means---indicating how to withhold authority, etc.

   AT&T proceeds: " if implemented, the Company would be formatting in a manner inconsistent with Federal law, and may be omitted., etc. by providing means to vote "Against" a director nominee"

   Pg. 3, Par 5 [last] : "The Company is incorporated under laws of the State of New York---there is no New York authority—the Company is aware—that would give legal effect to votes cast against a nominee". All underlining is provided by proponent.

Second Statement:

This is America! Since when has it been legal to remove the Right of Dissent ? Clearly, shareholders are being denied that right. Under present policy, only a Win for the Corporate Nominees can occur. There is no choice unless the rare inclusion of more than the number of Directors needed are nominated to be selected to fill the vacancies.

Pg. 4, Continuation of Pg. 3: How can a word as plain as "Against" be considered misleading and confusing in any form whatsoever—" to the shareholders" ? Is Mr. Thomson capable of mind reading ?

Pg. 4, Par. 2,3,4 New York Law and Rules 14a-4 [b] [1] and 14a-8 [i] [2].

As stated in prior rebuttals of this claim, a shareholder has the right to decline a vote on an issue, while only voting "present" as having received the proxy materials. This does not transfer the right to claim it just because of a notice that it will be voted by Management at their discretion. If I saw a person not using their money, or belongings, could I notify them of the matter and therefore claim same for my advantage ? NO WAY!

Note: Past decisions are not "law"; quoting same is immaterial to today's decisions, otherwise a clerk could locate all on a computer, and ask a judge to apply in all succeeding cases without a need for legal input.

Once again, an invitation is extended to confer by phone with the Company, [Mr. Thomson] without including the proponent. The SEC is not permitted to do so. Most companies should be aware of this, considering all the material they offer in opposition.

My proposal is concise and easily read and understood and should be acceptable as written for publication in the Proxy Materials.

Sincerely,



Robert D. Morse

6 copies to SEC
1 copy to Joseph P. Gallagher, Mgr.
Office of the Corporate Secretary

This rhyme is for stress relief.
Not a part of the presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

PRIORITY

If your life is rather dull
Then you need to make it full.
Find a program, eating is out,
Else you'll become rather stout.
Donate some time to a cause,
And you will feel like Santa Claus.

HIGH HOE !

"High hoe !, High hoe !,
It's off to work we go".
If you hold your hoe on high,
You may look mighty spry,
But, unless you lower the hoe,
To chop the weeds, produce won't grow.

DON'T TELL ME !

Don't you tell me what to do,
I know how to cook a stew.
I turn the heat to the highest flame,
When it boils over, I take the blame.
When somebody phones, I cut them short,
But don't tell me: "I'm a sad sort".
I know how to write a letter,
But someone near does it better.
I don't put words in play,
Simply because I have nothing to say.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Grace K. Lee
Attorney-Advisor